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[CAMPBELL LOGO]              CAMPBELL RESOURCES INC.


                                  PRESS RELEASE
                              For immediate release


       CAMPBELL RESOURCES ACCEPTS A 2.3 MILLION DOLLAR PURCHASE OFFER FOR
                           THE BACHELOR LAKE PROPERTY


MONTREAL, AUGUST 26, 2004 -- CAMPBELL RESOURCES INC. ("CAMPBELL") (TSX-CCH, OTCBB-CBLRF) announces that it has received and accepted the purchase offer made by Metanor Resources Inc. ("Metanor") (TSX Venture: MTO, MTO.WT) for the Bachelor Lake Property ("Bachelor").

Metanor has offered to acquire the interest held by Campbell in the Bachelor Lake Property for a total amount of $2.3 million, payable as follows: a one hundred thousand dollar non-refundable deposit on acceptance of the purchase offer and a $2.2 million cash payment no later than September 30, 2004, date set for the signing of the transaction.

The final payment of $2.2 million is subject to a due diligence revue by Metanor.

Campbell Resources holds a 100% interest in the Bachelor Lake Property located in the Desmaraisville sector of Quebec, subject to an option granted to Wolfden Resources Inc. whereby Wolfden can earn a 50% interest by spending $3 million on the property (Press release : June 18 and July 15, 2003).

This transaction is subject to approval of regulatory authorities.

Campbell Resources is currently operating the Joe Mann Mine with production at its Copper Rand Mine set to begin during the fourth quarter 2004. It is conducting a definition drilling program on its Corner Bay property and will resume drilling later this fall on the Meston property where it encountered encouraging results earlier this year.


Forward-Looking Statements

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2003. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.


                                     - 30 -


FOR MORE INFORMATION :

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
CAMPBELL RESOURCES INC.                                          Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer             Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                               John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                                Media : Cynthia Lane-Filiatrault :
afortier@campbellresources.com                                   clane@renmarkfinancial.com
                                                                 Tel.: 514-939-3989
                                                                 Fax: 514-939-3717
                                                                 www.renmarkfinancial.com
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